Exhibit 99.3

Reports on internal controls

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of BCE Inc. (BCE) is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer and effected by the board of directors, management and other personnel of BCE, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer, the effectiveness of our internal control over financial reporting as at December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s evaluation of and conclusion on the effectiveness of our internal control over financial reporting did not include an evaluation of the internal control over financial reporting of Manitoba Telecom Services Inc. (MTS), which we acquired on March 17, 2017. The contribution of the acquired MTS operations to our consolidated financial statements for the year ended December 31, 2017 was approximately 3% of consolidated revenues and 3% of consolidated net earnings.

Additionally, on December 31, 2017, the current assets and current liabilities of the acquired MTS operations represented approximately 2% and 4% of our consolidated current assets and current liabilities, respectively, and their non-current assets and non-current liabilities represented approximately 7% and 2% of our consolidated non-current assets and non-current liabilities.

Based on that evaluation, which excluded the internal control over financial reporting of MTS, the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer concluded that our internal control over financial reporting was effective as at December 31, 2017. There were no material weaknesses that have been identified by BCE’s management in internal control over financial reporting as at December 31, 2017.

Our internal control over financial reporting as at December 31, 2017 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited our consolidated financial statements for the year ended December 31, 2017. Deloitte LLP issued an unqualified opinion on the effectiveness of our internal control over financial reporting as at December 31, 2017.

(signed) George A. Cope
President and Chief Executive Officer

(signed) Glen LeBlanc
Executive Vice-President and Chief Financial Officer

(signed) Thierry Chaumont
Senior Vice-President and Controller

March 8, 2018

112 BCE Inc. 2017 ANNUAL REPORT

Reports on internal controls

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of BCE Inc.

OPINION ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We have audited the internal control over financial reporting of BCE Inc. and subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control–Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and Canadian generally accepted auditing standards, the consolidated financial statements as of and for the year ended December 31, 2017, of the Company and our report dated March 8, 2018, expressed an unmodified/unqualified opinion on those financial statements.

As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Manitoba Telecom Services Inc. (MTS), which was acquired on March 17, 2017 and whose financial statements constitute 2% and 4% of current assets and liabilities, respectively, 7% and 2% of non-current assets and non-current liabilities, respectively, 3% of consolidated revenues and 3% of consolidated net earnings of the consolidated financial statement amounts as of and for the year ended December 31, 2017. Accordingly, our audit did not include the internal control over financial reporting at MTS.

BASIS FOR OPINION

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

DEFINITION AND LIMITATIONS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP1
Chartered Professional Accountants

Montréal, Canada
March 8, 2018

1 CPA auditor, CA, public accountancy permit No. A124391

BCE Inc. 2017 ANNUAL REPORT 113